EXHIBIT 99.13

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)
22 October 2025

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

myShare vesting

On 17 October 2025, the following PDMR / KMP received their vested matching shares under myShare, of which sufficient were sold on 17 October 2025 to pay applicable withholding taxes and other deductions.

Security	Name of PDMR / KMP	Number of matching shares originally awarded	Number of shares vested*	Number of shares sold	Price per share sold	Number of shares retained
Rio Tinto plc shares	Cunningham, Peter	7.812576	9.269676	3.893283	GBP 50.822422	5.376393

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules.

myShare purchase

On 17 October 2025, the following PDMR / KMP acquired shares under myShare and were allocated the same number of matching share awards.

Security	Name of PDMR / KMP	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Cunningham, Peter	7.401714	7.401714	GBP 50.66394

Notice to ASX/LSE

Rio Tinto plc shares	Jackson, Katie	7.401714	7.401714	GBP 50.66394
Rio Tinto plc shares	Pécresse, Jérôme	14.12997	14.12997	GBP 50.66394

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year.

On 17 October, the following PDMR / KMP purchased shares under the UKSP and were allocated the same number of matching shares.

Security	Name of PDMR	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Jackson, Katie	8	8	GBP 50.66394

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Bruce Tobin M +61 419 103 454 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780	Media Relations, US and Latin America Jesse Riseborough M +1 202 394 9480
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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